Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

February 13, 2020
David L. Orlic, Senior Counsel
Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20002

Re:	Nuveen Churchill BDC Inc.
Form 10
File No. 000-56133
Dear Mr. Orlic:
On behalf of Nuveen Churchill BDC Inc. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on February 11, 2020 regarding Amendment No. 1 to the Company’s registration statement on Form 10 (File No. 000-56133) (the “Registration Statement”) filed on January 29, 2020. The Staff’s comments are set forth below and are followed by the Company’s responses.

1.
The Staff notes the Company’s response to Comment 9 of the response letter that the Company filed as correspondence on January 29, 2020 (the “Prior Letter”). Please also provide a legal analysis as to why the Company believes that the expenses referenced in Comment 9 of the Prior Letter can be paid by the Company and are not instead part of the investment advisory fees payable under the Company’s investment advisory agreement.

Response: The Company respectfully advises the Staff that there is no specific requirement under the Investment Company Act of 1940, as amended (the “1940 Act”), for any specific expense to be included or excluded from an advisory fee charged under an investment advisory agreement between an investment company and its investment adviser. Rather, the determination of whether any given expense of an investment company is appropriately allocated is a decision for the board of directors of such investment company to make. Specifically, Section 15(a) of the 1940 Act does not require any specific advisory fee structure or govern what types of services are covered by the advisory fee; rather, it only requires that the agreement “precisely describe all compensation to be paid.” Section 15(c) of the 1940 Act requires that the board of directors of an investment company review, evaluate and approve any investment advisory agreement, including the advisory fee structure and expenses payable by the Company included therein. The history of Section 15 and judicial authority thereunder provide that the board of an investment company has the ultimate decision-making authority with regard to an investment advisory agreement, and, to the extent it fulfills its fiduciary obligations as outlined in the Gartenberg line of cases,1 is given substantial deference when approving investment advisory agreements that are consistent with market practices.
1 Gartenberg v. Merrill Lynch Asset Management, Inc., 573 F. Supp. 1293 (S.D.N.Y. 1983), aff’d, 740 F.2d 190 (2d Cir. 1984); Schuyt v. Rowe Price Prime Reserve Fund, Inc., 663 F. Supp. 962 (S.D.N.Y. 1987), aff’d, 835 F.2d 45 (2d Cir. 1987), cert. denied, 485 U.S. 1034 (1988); Krinsk v. Fund Asset Management, Inc., 715 F. Supp. 472 (S.D.N.Y. 1988), aff’d, 875 F.2d 404 (2d Cir. 1989), cert. denied, 493 U.S. 919 (1989); Meyer v. Oppenheimer Management Corp., 715 F. Supp. 574 (S.D.N.Y. 1989), aff’d, 895 F.2d 861 (2d Cir. 1990); Kalish v. Franklin Advisers, Inc., 742 F. Supp. 1222 (S.D.N.Y. 1990), aff’d, 928 F.2d 590 (2d Cir. 1991), cert. denied, 502 U.S. 818 (1991); Green v. Fund Asset Management, L.P., 19 F. Supp. 2d 227 (D. N.J. 1998), 53 F. Supp. 2d 723 (D. N.J. 1999), rev’d 245 F.3d 214 (3d Cir. 2001), on remand, 147 F. Supp. 2d 318 (D. N.J. 2001), aff’d 286 F.3d 682 (3d Cir. 2002); Levy v. Alliance Capital Management L.P., 1998 WL 744005 (S.D.N.Y. 1998), aff’d, 189 F.3d 461 (2d Cir. 1999); Krantz v. Fidelity Management & Research Co., 98 F. Supp. 2d 150 (D. Mass. 2000); Strougo v. BEA Associates, 188 F. Supp. 2d 373 (S.D.N.Y. 2002); and Green v. Nuveen Advisory Corp., 295 F.3d 738 (7th Cir. 2002).

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David L. Orlic, Senior Counsel February 13, 2020 Page 2

In this case, the board of directors of the Company (the “Board”) held an in-person meeting on December 9, 2019, at which the Board reviewed the investment advisory agreement. The Board requested and reviewed all information it deemed necessary for it to evaluate the terms of the investment advisory agreement and the expenses payable by the Company thereunder, and determined that the terms of the agreement, including the allocation of expenses payable by the Company thereunder, were (i) reasonable and fair, (ii) consistent with industry practice (as cited in the response to comment 9 of the Prior Letter) and (iii) in the best interests of the Company and its investors.
Additionally, the expenses payable by the Company are fully disclosed to investors in each of the Registration Statement, the Company’s private placement memorandum and the Company’s investment advisory agreement. Therefore, an investor will be aware of the expenses payable by the Company prior to making a decision to invest in shares of the Company.
For all of these reasons, the Company believes that the investment advisory agreement and the expenses payable by the Company thereunder are consistent with the requirements of the 1940 Act.

2.
The Staff notes the Company’s response to Comment 8 of the Prior Letter. The Staff does not believe that including the examples demonstrating the operation of the incentive fee is confusing to investors and reiterates the request in Comment 8 of the Prior Letter to add such examples to the Registration Statement.

Response: The Company respectfully disagrees with the Staff and reiterates to the Staff that examples demonstrating the operation of the incentive fee are not required by Form 10. The Company believes that examples demonstrating the operation of the incentive fee would, in fact, be especially confusing to investors because the Company will not be paying an incentive fee prior to any listing of its shares on a national securities exchange (an “Exchange Listing”). Additionally, the Registration Statement is not an offering document and instead is filed solely to register the Company’s shares under the Securities Exchange Act of the 1934. The Company has discussed the incentive fees with investors and continues to believe that it is not necessary or appropriate to include examples of the operation of the incentive fees in the Registration Statement at this time. The Company confirms to the Staff that if and when it files a registration statement on Form N-2 in connection with any Exchange Listing, it will include the examples demonstrating the operation of the incentive fee in such registration statement.
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David L. Orlic, Senior Counsel February 13, 2020 Page 3

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176 or Vlad Bulkin at (202) 383-0815.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Sally Samuel, Esq., Branch Chief Christian T. Sandoe, Esq., Assistant Director John D. McCally, Esq., Managing Director and Associate General Counsel, Nuveen Vlad M. Bulkin, Esq. Anne G. Oberndorf, Esq.